

Edward J. Jones · 3rd

Co-Founder, EVP Business Intelligence Services

Naples, Florida, United States · Contact info

500+ connections

Message More

Uptown Network

Experience

Co-founder, EVP Business Intelligence Services
Uptown Network
Mar 2011 – Present · 10 yrs 3 mos

Former CIO of Deutsche Bank Americas with over 3,200 staff and a $1 billion budget
Expertise in massive scale computing, off-shore development and world-wide customer satisfaction
Uptown lead on conformance, on-boarding and IP protection strategy

President & CEO
Ravenbridge Associates
Mar 2009 – May 2011 · 2 yrs 3 mos
Naples, Florida Area

Management consulting and coaching executive recruitment.

Managing Director, CIO Americas
Deutsche Bank
Jan 1998 – Mar 2006 · 8 yrs 3 mos
Greater New York City Area

CIO Americas; lead a team of over 3200 operations and technology professionals with a budget in excess of $1 Billion. Responsible for Compliance and Regulatory matters in the region, includes interfacing with the Federal Reserve, NYSE, CBOT and NASD. Responsible for due diligence, coordination and implementation of acquisition initiatives in the region.

HSBC
11 yrs 9 mos

President & CEO
Jan 1997 – Dec 1997 · 12 mos
Delaware

Served as President and CEO of HSBC Financial Institutions,
Delaware, a subsidiary of Marine Midland Bank. Responsible for
managing US Dollar Clearing Operations, Trade Services,
Cash Management and Electronic Banking, Customer Service and Check ...see more

Executive Vice President
Apr 1986 – Dec 1997 · 11 yrs 9 mos

Head of Electronic Banking Services which includes- Cash Management, Product Management, Customer Service and Sales. Appointed a member of Marine Midland's Senior Management Committee. Served as President and CEO of HSBC Financial Institutions,
Delaware, a subsidiary of Marine Midland Bank. Responsible for ...see more

Vice President
Manufacturers Hanover Trust
Jul 1969 – Apr 1986 · 16 yrs 10 mos
Greater New York City Area

Focus on Operations, Customer Service, Project Management, and Technology.

Skills & endorsements

Executive Management · 9

Endorsed by **4 of Edward J.'s colleagues at Deutsche Bank**

Executive Level Management · 4

Endorsed by **2 of Edward J.'s colleagues at Deutsche Bank**

Product Management · 9

Endorsed by **3 of Edward J.'s colleagues at Deutsche Bank**

Show more

Accomplishments

5 **Organizations**

Uptown Network • Golisano Children's Museum of Naples • Boys & Girsl Club of Collier County • Cat On A Hot Tin Roof- Broadway, London Productions • Gulf Shore Playhouse

Interests



Yossi Sheffi
Director, MIT Center for Transportation & Logistic
285,703 followers

LiveSafe
1,798 followers

Tableau Enthusiasts
15,846 members



Louisa Wong
Executive Chairman
78,567 followers



Bernard Marr
Internationally best-selling author, keynote speak

Inbound Logistics
353,190 followers